July 1, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	David Burton

          Kate Tillan

          Tom Jones

          Dan Morris

Re: Microchip	Technology Incorporated
Registration	Statement on Form S-4
Filed	May 27, 2015
File	No. 333-204463

Ladies and Gentlemen:

On behalf of Microchip Technology Incorporated (the “Company”) and pursuant to our conversations with the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”), we are submitting the Company’s Supplemental Memorandum of Response (the “Supplemental Response Letter”) to its Memorandum of Response dated June 26, 2015 (the “Response Letter”), to the letter dated June 23, 2015 to Steve Sanghi, President and Chief Executive Officer of the Company, which letter sets forth comments of the Staff regarding the registration statement on Form S-4 filed by the Company with the Commission on May 27, 2015 with the file number set forth above (the “Registration Statement”).

Please direct any questions or comments regarding this filing to the undersigned via facsimile at (415) 947-2099 or by telephone at (415) 947-2011.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert T. Ishii

Robert T. Ishii

Enclosure

MICROCHP TECHNOLOGY INCORPORATED

SUPPLEMENTAL MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE

COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER DATED JUNE 23, 2015

This memorandum sets forth the supplemental response of Microchip Technology Incorporated (“we” or the “Company”) to its Memorandum of Response dated June 26, 2015, to the letter dated June 23, 2015 to Steve Sanghi, President and Chief Executive Officer of the Company, which letter sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the registration statement on Form S-4 filed by the Company with the Commission on May 27, 2015 (the “Registration Statement”).

The Company is concurrently filing via EDGAR pre-effective Amendment No. 3 (the “Amendment”) to the Registration Statement, which, among other things, amends the Registration Statement in response to the Staff’s comments as indicated below.

For your convenience, we have numbered and restated each comment to which we are responding to correspond to the numbering in the Staff’s comment letter. In addition, we are providing via email and express delivery the following materials: (i) a copy of the Amendment marked to show changes from Amendment No. 2 the Registration Statement and (ii) a copy of this response.

4.	The timing associated with the deadlines for voting and submission of the election form is not clear. It appears that Micrel shareholders may have the opportunity to make an election subsequent to a vote on the merger. If the deadlines are not the same, please advise us what consideration the parties gave to the applicability of the tender offer rules to the cash election component of the merger consideration.

Response: In response to this comment, we advise the Staff that the Agreement and Plan of Merger by and among Microchip Technology Incorporated, Mambo Acquisition Corp., Mambo Acquisition LLC and Micrel Incorporated, dated as of May 7, 2015, was amended on June 30, 2015, and the Registration Statement is being amended by the Amendment, to reflect that the deadlines for voting and the submission of the election form will both be at 8:00 a.m. California time on the date of the Micrel special meeting. As a result, the Micrel shareholders will make their election during the same time period that the shareholders vote on the merger proposal. The merger agreement, as amended, is being filed with the Amendment.

As described in Release No. 34-14699, dated April 24, 1978 (the “Release”), we understand that the Division of Corporate Finance (the “Division”) would not take the position that a tender offer is involved when “the shareholder’s election to receive cash or securities of the acquiring company as consideration for the shares to be surrendered is part of the shareholder’s investment decision whether to vote for or against the merger proposal, since the election occurs during the same time period that the shareholder votes on the merger proposal.”

We respectfully submit that since the deadlines for voting and the submission of the election form will both be at 8:00 a.m. California time on the date of the Micrel special meeting, regardless of when the merger closes, the Micrel shareholders’ election to receive cash or stock of Microchip as consideration for the Micrel shares to be surrendered is part of the Micrel shareholders’ investment decision whether to vote for or against the merger proposal, since the election occurs during the same time period that the Micrel shareholders vote on the merger proposal.

Thus, we respectfully submit that the facts faced by the Micrel shareholders do not vary in any degree to those set forth in Situation B as described in the Release and, consistent with the Division’s position in the Release, the ability of the Micrel shareholders to choose to receive merger consideration in cash or in shares of Microchip common stock at the same time that the Micrel shareholders vote on the merger proposal is not a tender offer within the meaning of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended.

# # #

Additionally, per your request, the Company hereby acknowledges that in the event the Company requests acceleration of the effective date of the pending Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MICROCHIP TECHNOLOGY INCORPORATED

/s/ Steve Sanghi

President and Chief Executive Officer

cc:	J. Robert Suffoletta, Wilson Sonsini Goodrich & Rosati, P.C.
Robert	T. Ishii, Wilson Sonsini Goodrich & Rosati, P.C.